
07069452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION


SEC MAIL PROCESSING
RECEIVED
JUN 2 5 2007
WASH. D.C.
185
SECTION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from ____________ to ____________

Commission file number 1-14893

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Savings Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
PBG 401(k) Savings Program

We have audited the accompanying statements of assets available for plan benefits of PBG 401(k) Savings Program (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of PBG 401(k) Savings Program as of December 31, 2006 and 2005, and the changes in its assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Roseland, New Jersey
June 19, 2007

PBG 401(k) Savings Program

Statements of Assets Available for Plan Benefits

As of December 31, 2006 and 2005

(in thousands)

	2006	2005
Assets		
Investments:		
Plan interest in PBG Master Trust, at fair value (Note 3)	$ 628,426	$ 550,560
Participant loans	29,430	25,340
	657,856	575,900
Receivables:		
Participant contributions	1,363	740
Employer contributions	508	336
	1,871	1,076
Assets available for plan benefits at fair value	659,727	576,976
Adjustment from fair value to contract value for interest in PBG Master Trust relating to fully-benefit responsive investment contracts	1,005	763
Assets available for plan benefits	$ 660,732	$ 577,739

See accompanying notes to the financial statements.

PBG 401(k) Savings Program

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2006

(in thousands)

Additions to assets attributed to:	
Investment income:	
Plan interest in net investment income of PBG Master Trust (Note 3)	59,378
Interest on participant loans	1,754
	61,132
Contributions:	
Participant	49,518
Employer	16,024
	65,542
Total additions	126,674
Deductions from assets attributed to:	
Withdrawals	48,798
Total deductions	48,798
Net increase prior to plan mergers and transfers	77,876
Plan Mergers (Note 11)	4,798
Net transfers from PBG 401(k) Program (Note 3)	319
Net increase in assets available for plan benefits	82,993
Assets available for plan benefits at beginning of year	577,739
Assets available for plan benefits at end of year	$ 660,732

See accompanying notes to the financial statements.

PBG 401(k) Savings Program

Notes to Financial Statements

(tabular dollars in thousands)

(1) Summary Plan Description

The following brief description of the PBG 401(k) Savings Program (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is sponsored by The Pepsi Bottling Group, Inc ("PBG"). The Plan was created as of January 1, 2001, as a result of the PBG 401(k) Plan being split in two separate 401(k) plans. The PBG 401(k) Plan was split into the PBG 401(k) Program and the Plan. The participant's rights under both plans are identical, and have not changed due to the split. Each is a separate plan and has distinct participation criteria. Both 401(k) plans referred to above participate in the Defined Contribution Plans Master Trust Agreement between The Pepsi Bottling Group, Inc. and Fidelity Management Trust Company (the "Trust"). There are no other participants in the Trust.

Effective January 1, 2006, Fidelity was appointed the new trustee and custodian pursuant to the Master Trust Agreement between PBG and Fidelity. Plan assets transferred to the new trustee, Fidelity, remained in the same funds as held by the previous trustee, State Street Bank and Trust Company.

Any employee within a group or class so designated in the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Each participant in the Plan may elect to contribute up to 25% of his or her eligible pre-tax earnings. For calendar year 2006, the maximum pre-tax contributions permitted under federal law was $15,000. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code ("IRC").

Participants who reach age 50 during the year, and who contribute the maximum allowed under the Plan for the year 2006, are allowed to contribute an additional $5,000 to the Plan ("Additional Contribution"). For qualifying participants, the resulting overall maximum for 2006 was $20,000.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

PBG makes matching contributions to the Plan on behalf of participants eligible to receive such contributions. The matching contributions are made to the Plan in cash and invested only in the PBG Stock Fund. The dollar amount of the Additional Contribution is not eligible for PBG matching contributions.

If the participant has one or more but less than 10 years of eligible service, the PBG match will equal $0.50 for each dollar the participant elects to defer up to 4% of the participant's pay. If the participant has 10 or more years of eligible service, the PBG match will equal $1.00 for each dollar the participant elects to defer up to 4% of the participant's pay.

(tabular dollars in thousands)

Participant Accounts

Each participant's account is credited with the participant's contribution, PBG's matching contribution and Plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balance, or on a per participant basis as may be defined in the Plan or in guidelines established under the Plan. PBG's matching contributions remain invested in the PBG Stock Fund until participants have completed 5 years of eligible service, at which time they may diversify into other investment funds maintained under the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum equal to the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the highest outstanding loan balance during the preceding one-year period. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 10.5 percent. The interest rate for loans is based on the prime rate plus one percent. Interest on loans is allocated to each of the remaining funds based upon the participant's contribution election percentages. Principal and interest is paid ratably through payroll deductions. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document. In addition, a one-time loan origination fee of $35 and a monthly maintenance fee are charged to those participants who obtain a loan.

Allocation of Participant Contributions

Participants must allocate their contribution to the Plan by specifying the percentage to be invested in any or all of the separate investment funds maintained under the Plan. If a participant elects to contribute to the Plan but fails to designate an investment fund, the participant's contributions will be invested in the Security Plus Fund.

Liquidity

The Trustee has been authorized in accordance with investment guidelines established by PBG to invest a portion of the assets of each fund or investment option under the Plan in short-term investment funds managed by the Trustee or to hold a portion of those assets in cash. The percentage of assets held for this purpose is normally expected to range from 2 percent to 10 percent; under extraordinary circumstances, the percentages may be temporarily higher.

Vesting

A participant is fully and immediately vested in the participant's elective deferrals and any gains or losses thereon. A participant will become vested in the PBG matching contribution and any gains or losses thereon when any of the following occurs: the participant completes five years of eligible service, reaches normal retirement age, dies while employed by PBG or receives a transfer to PepsiCo, Inc. that is approved by PBG. If a participant is actively employed and has less than five years of service, he or she is partially vested based on the following: less than two years, 0%; two years, 25%; three years, 50%; four years, 75%; and five or more years, 100%. Any forfeiture may be used to reduce PBG matching contributions to the Plan, or they may be used to pay expenses, as determined by the Plan Administrator, at its sole discretion. During 2006, employer contributions were reduced by

$296,000 from forfeited accounts. At December 31, 2006 and 2005, $3,000 and $24,000, respectively, was available to pay for future administrative expenses of the Plan or to reduce future PBG matching contributions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. Additionally, the participant may elect to receive his or her vested balance in the PBG Stock Fund in whole shares of PBG common stock. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in these types of investment contracts through the PBG Trust. The Statement of Assets Available for Plan Benefits presents the fair value of the investment in the Trust as well as the adjustment of the investment in the Trust from fair value to contract value relating to these investment contracts. Prior year balances have been reclassified accordingly. The Statement of Changes in Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are held in a Trust. The following are the investment valuation and income recognition policies of the Trust and the Plan.

(tabular dollars in thousands)

The investments in each fund (except for the Security Plus Fund, PBG Stock Fund, Fidelity BrokerageLink, commingled trust funds and the participant loan account) consist of mutual funds and are valued in units at quoted market values. The PBG Stock Fund is valued based on quoted market prices. Investments in the Security Plus Fund, which is a stable value fund, are valued at contract value (see Note 5). Investments in the Fidelity BrokerageLink are valued based on quoted market prices of participants' investments. Shares of commingled trust funds are stated at fair value, which represents the net asset value of shares held by the Plan as reported by the investment manager of the fund. Funds may contain short-term investments that are recorded at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

(3) Investment in PBG Master Trust

The Trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Trust, Fidelity Investments Institutional Operations Company, Inc. maintains records for the purpose of allocating contributions and changes in net assets of the Trust to participating plans based upon each plan's proportionate interest in the Trust.

The investments of the Trust, at fair value, are as follows at December 31, 2006 and 2005:

	2006	2005
Common stock	$282,555	$257,345
Commingled trust funds	260,175	219,116
Stable value fund	138,980	130,378
Mutual funds	106,612	69,972
Cash and cash equivalents [1]	12,456	13,066
Total investments of PBG Master Trust	$800,778	$689,877
Total investments applicable to PBG 401(k) Savings Program	$628,426	$550,560

[1] Cash and cash equivalents represent the cash balances within each investment fund.

PBG 401(k) Savings Program

Notes to Financial Statements

(tabular dollars in thousands)

The following presents investments that represent 5% or more of the Trust's assets as of December 31, 2006 and 2005:

	2006	2005
PBG Stock Fund *	$272,847	$248,508
Large Cap Equity Index Fund	173,546	151,718
Security Plus Fund	141,854	134,348

* A portion of the PBG Stock Fund is a nonparticipant-directed investment.

Net investment income of the Trust for the year ended December 31, 2006 is as follows:

Net appreciation in fair value of investments:	
Common stock	$19,919
Commingled trust funds	33,568
Mutual funds	2,660
Net appreciation	56,147
Interest and dividends	18,456
Investment expenses	(512)
Net investment income	$74,091
Plan's interest in net investment income of PBG Master Trust	$59,378

At December 31, 2006 and 2005, the Plan's interest in the assets of the Trust was approximately 78% and 80%, respectively.

During 2006, approximately $319,000 was transferred into the Plan as a result of net transfer activities within the Trust.

(tabular dollars in thousands)

(4) Nonparticipant – Directed Investments

PBG makes matching contributions to the Plan, all of which are made to the PBG Stock Fund. As a result, a portion of the PBG Stock Fund is considered a nonparticipant-directed investment until such time as a participant has completed 5 years of service. Information about the assets at December 31, 2006 and 2005, and the significant components of the changes in assets for the year ended December 31, 2006, relating to the PBG Stock Fund for both the participant and nonparticipant-directed accounts are as follows:

	2006	2005
PBG Stock Fund:		
PBG common stock	$205,157	$187,419
Cash and cash equivalents	3,142	4,072
Other receivables	604	535
	208,903	192,026
Participant contribution receivable	302	182
Employer contribution receivable	508	336
Assets	$209,713	$192,544

	2006
Assets at beginning of Plan year	$192,544
Net appreciation of PBG common stock	14,821
Interest and dividend income	2,883
Employer contributions	16,034
Participant contributions	10,896
Withdrawals	(14,341)
Investment expenses	(141)
Net loan activity	(1,119)
Net transfers to other funds	(12,255)
Plan mergers	113
Net transfer from the PBG 401(k) Program	278
Change in assets	17,169
Assets at end of Plan year	209,713

The information above is for both participant and nonparticipant-directed investments. It is not practicable to determine the balance of nonparticipant-directed assets.

(5) Wrapped Bond Portfolio in Stable Value Fund

The Trust holds investments in a wrapped bond portfolio as part of the Stable Value Fund. The investments in the wrapped bond portfolio are presented at fair value on the table of the investments held in the Trust (Note 3). The fair value of the wrapped bond portfolio equals the total of the fair value of the underlying bonds plus the fair value of the wrapper contracts. The fair value of the wrapper contract is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan as well as any accrued but unpaid fees as of the balance sheet date. The fair value of the underlying bonds and the wrapper contract are reported to the Plan by the investment manager (AllianceBernstein L.P.).

As provided in the FSP, a wrapped bond portfolio is generally valued at contract value, rather than fair value, for determining the net assets available for benefits to the extent the wrapper contracts are fully benefit-responsive. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying bond portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The Stable Value Fund has wrapper contracts issued by Aegon Institutional Markets and AIG Financial Products Corporation. Both contracts have essentially identical terms. The crediting rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark.

The key factors that influence the path of the crediting rate include the history and future of interest rate changes, the duration of the portfolio's benchmark, spread levels/changes and relative investment manager performance. Because of the smoothing mechanism described above and the use of contract value for participant withdrawals and deposits, such participant cash flows can also impact future crediting rates.

If significant participant withdrawals occurred during a period when the fair value of the assets was materially below the contract value, this could have a negative impact on the future returns for participants. Both wrapper contracts offer enhanced protection (versus standard wrapper contracts) from the impact of participant withdrawals by requiring the wrapper provider to absorb the difference between fair value and contract value once withdrawals exceed contractually specified amounts.

While the wrapper contracts ensure the ability of participants to access their investments at contract value for participant directed withdrawals, market value withdrawals could occur in the aftermath of certain events. Typically, these events would only give rise to market value withdrawals if the magnitude of withdrawals resulting from the event exceed 20% of the contract value. These events include layoffs, early retirement plans, and other plan changes that result from actions undertaken by the plan sponsor or as the result of legal, tax or regulatory changes. PBG does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

(tabular dollars in thousands)

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit responsive treatment for withdrawals.

The average yield on the bonds in the wrapped bond portfolio was approximately 5.5% and 5.3% at December 31, 2006 and 2005, respectively. The average interest rate credited to participants on the wrapped bond portfolio for the years ending December 31, 2006 and 2005, was approximately 5.0% and 4.8% respectively.

(6) Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated November 5, 2004, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. In January 2007, PBG submitted the Plan to the IRS and requested a favorable determination letter as to the Plan's qualified tax status under the IRC. The Plan administrator and Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan Administrator may be paid in whole or in part by PBG, and any expenses not paid by PBG will be paid by the Trustee out of the Trust. All administrative expenses for the years ended December 31, 2006 and 2005 were paid by PBG, except for monthly investment service fees charged to participants, loan origination and monthly maintenance fees charged to participants who obtained a loan, quarterly recordkeeping fees for certain former employees who maintain a balance under the Plan and forfeited amounts that may have been used to pay expenses.

(8) Related-Party Transactions

The assets of the Plan invested with the Trustee are considered party-in-interest investments. The Trustee is currently a party-in-interest as a provider of investment management to certain funds. Another investment is an investment fund comprised primarily of shares of common stock issued by PBG. PBG is the Plan sponsor as defined by the Plan.

(9) Plan Termination

Although PBG has not expressed any intent to do so, PBG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(10) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur

(tabular dollars in thousands)

in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for plan benefits.

The Plan's exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the PBG Stock Fund, which principally invests in a single security.

(11) Plan Mergers

Effective June 7, 2006, the Pepsi-Cola Bottling Company of Charlotte, Inc. 401(k)/Profit Sharing Plan ("Charlotte Plan") merged into the Plan. Charlotte Plan participants' investment account balances were transferred to the Plan. Effective January 1, 2006, participants of the Charlotte Plan were eligible to participate in the Plan. Also during 2006, as a result of previous acquisitions, two smaller plans were merged into the Plan. They were treated in a similar manner as the Charlotte Plan. Total assets merged into the Plan were $4.8 million.

(12) Subsequent Events

Corresponding with changes made to PBG defined benefit pension plans for certain new hires, beginning on January 1, 2007 newly hired employees who are not eligible for the defined benefit pension plans will instead receive an additional Company retirement contribution equal to two percent of their compensation to their 401(k) account.

Effective January 1, 2007, participants eligible for the PBG matching contributions will begin receiving such contributions immediately and will be 100% vested in those contributions after 3 years of eligible service. The matching contributions will be invested in funds elected by the participant, rather than invested solely in the PBG Stock Fund.

Additionally, effective January 1, 2007, if a participant elects to contribute to the Plan but fails to designate an investment fund, the participant's contributions will be invested in the Fidelity Freedom Fund closest to the year in which the participant will reach age 65.

EIN# 13-4038356
Plan # 051

Supplemental Schedule

PBG 401(k) Savings Program

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Issuer	Description of Investment	Current Value (in 000's)
* Participant loans	5,883 loans to participants with interest rates of 4% to 10.5%	$ 29,430
* Party-in-interest as defined by Employee Retirement Income Security Act of 1974, as amended ("ERISA")		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBG 401(k) Savings Program

June 19, 2007

By: 

Erik A. Sossa
Sr. Director, Compensation and Benefits

PBG 401(k) Savings Program

December 31, 2006

INDEX TO EXHIBITS

Exhibit	
23.1	Consent of Independent Registered Public Accounting Firm – J.H. Cohn LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-128993, 333-80647 and 333-73302 of PBG 401(k) Savings Program on Form S-8 of our report dated June 19, 2007, appearing in this Annual Report on Form 11-K of PBG 401(k) Savings Program for the year ended December 31, 2006.

J.H. Cohn LLP

Roseland, New Jersey
June 19, 2007

END